Example Template : 77O

























DEUTSCHE CAPITAL GROWTH FUND












N-Sar October 1, 2015 - March 31, 2016

























Security Purchased
Cusip
Purchase/
Trade Date
 Size (Shr) of
Offering
Offering
Price of
Shares
Total ($) Amt
of Offering
 Amt of shares Purch by Fund
% of Offering
Purchased by Fund
% of Funds
Total Assets
Brokers
Purchased
From


Square Inc.
SQ
11/19/2015

$9.0
$243,000,000
$1,091,340
0.45%

GS
GOLDMAN SACHS INTERNATIONAL
LTD.